Issuer Free Writing Prospectus dated February 1, 2022

Filed Pursuant to Rule 433

Registration No. 333-255424

Below please find a special message from one of our advertisers, Belpointe. From time to time we find special opportunities we believe you as a valued customer may want to see. Please note that the following message reflects the opinions and representations of our advertiser alone, and not necessarily the opinion or editorial positions of Eagle Financial Publications or Salem Communications.

Review This White Paper

Before Filing Your 2021 Tax Return:

Want To Know How To Easily Defer Your 2021/2022 Capital Gains and Potentially

Even Eliminate Your Tax Liability Before Paying Your Tax Bill?

*Please review the Complimentary White Paper and Belpointe PREP’s website and discuss with your investment, tax and legal professionals before filing your 2021 tax return.

Click Here To Download The White Paper:

INVESTING IN OPPORTUNITY ZONES FOR TAX ADVANTAGES AND GROWTH

Fellow Investor,

What if you made all the right moves – and you were still penalized for it?

You’ve navigated uncertain economic times. You’ve invested as wisely and carefully as possible. Your investments may have grown, and you could have a healthy nest egg as your reward.

Except now you could be made to pay.

As those gains are realized, Uncle Sam and most state and local governments come to take their cut.

And with a snap of the fingers, depending on your federal and state tax rates, your profits have been reduced up to 50% and sometimes more. Even if you did everything right, you could still be stuck paying for it.

However, you may be able to shield your 2021 and current short and long-term capital gains from those taxes right now in an investment opportunity with growth and income-producing potential.

It’s not an accounting trick or an offshore account; and there’s nothing seedy or illegal about it.

In fact, it was created by the federal government – and if you take advantage of it before you file your 2021 tax returns, you can minimize your capital gain tax payment (and if you have already submitted your tax payment, you may qualify for a refund).

It’s called “Opportunity Zones” and it’s an investment available to all investors.

How Opportunity Zones can benefit the

investor – and the country.

Qualified Opportunity Zones were created through the bipartisan Tax Cuts and Jobs Act of 2017 (the “TCJA”) to encourage long-term investments in low-income urban and rural communities nationwide. Opportunity Zones are census tracts designated by the U.S. government. The Opportunity Zone program offers investors certain capital gains tax advantages.

In short, if you invest in Opportunity Zones, you receive federal and state (most states conform at least in some regard) tax advantages that you cannot get otherwise.

And the best part? The United States has designated more than 8,700 Opportunity Zone tracts throughout the country – in every state and territory.

Of course, you want to invest your money in vehicles that could offer a solid rate of return so that you can grow your investments.

But the beauty of Opportunity Zones is that not only do you have the chance to grow your investment, you also have the ability to keep more.

If, within 180 days of realizing capital gains from a prior investment, you reinvest those capital gains into an Opportunity Zone through a Qualified Opportunity Fund (“QOF”), you have the potential to lock in three capital gain tax benefits:

1. Deferral of Capital Gains Taxes: An Opportunity Zone investor’s capital gains taxes will be deferred until the earlier of December 31, 2026, or the date on which an inclusion event occurs, such as when the QOF investment is sold.

2. Capital Gains Tax Exemption: An Opportunity Zone investor who invests in a QOF can elect to receive an increase in basis equal to the fair market value of the investor’s QOF investment on the date of sale if the investment is held for a period of 10 years, up to December 31, 2047; thus an investor will not recognize capital gains from the appreciation in the QOF investment.

3. No Depreciation Recapture: In a typical capital asset sale transaction, for example the sale of a rental property, the IRS is going to recapture depreciation deductions taken during the period that rental property was held prior to its sale and tax them as ordinary income rather than capital gains. This is known as depreciation recapture. An Opportunity Zone investor who invests in a QOF, elects to receive an increase in basis equal to the fair market value of the investment on the date of sale, and holds the investment for a period of 10 years, up to December 31, 2047, will not recognize depreciation recapture from the appreciation in the QOF investment.

Simply put: you may be able to keep more of your money invested or in your savings accounts and out of the hands of the IRS.

As an individual investor, you may struggle to decide which of the 8,700 Opportunity Zones might be the best investments for you or how to land on the right QOF—and if you only have until the earlier of 180 days after realizing capital gains from a prior investment, or the date you file your tax returns to lower your capital gains obligation for 2021, you need to get information to make an informed decision that you can use to speak to your investment, tax and legal advisors.

Belpointe PREP (NYSE American: OZ) makes Opportunity Zone investing as simple as buying a stock: Simply look up ticker symbol “OZ” with your broker or on any platform like Schwab®, Robinhood®, E*Trade® or any brokerage firm where you hold your account.

Why should you consider rolling your capital gains into OZ?

Belpointe PREP (NYSE American: OZ) draws on a real estate team with decades of experience focusing on multifamily developments around the country.

Why is this beneficial for holders of Belpointe PREP’s Class A units?:

●	Multifamily rentals are generally less sensitive to economic fluctuations than other types of real estate.
●	Multifamily developments typically have more barriers to entry for new supply and are close to employment centers and transportation.
●	Strong demand for an income-producing property, like multifamily rentals, can provide a good income-producing investment strategy.

What this means for you is the potential for long-term distributions as well as the potential for capital appreciation.

Click here to get our White Paper where you can learn more about how these Opportunity Zones benefits can help you to defer or possibly eliminate capital gains tax.

There’s another benefit to OZ: more possibility for stability.

Belpointe PREP strives for stability at a time when you need it the most.

In these uncertain economic times, you might be clamoring for stability—an investment where the underlying portfolio of real assets and potential for rental cash flow may show more stability in the face of volatile markets.

We’ve gone from a charging bull market to a volatile, uncertain market almost overnight. The “sure thing” investments from the past may no longer be sure.

But here’s food for thought: Opportunity Zones could be an alternative real estate investment to consider... and the possibility of a QOF’s lower volatility based on its underlying real estate net asset value can be just one potential advantage it may offer.

What other possible advantages can you get from a QOF that you may not get from a traditional real estate private equity fund?

We’ve compiled an overview and breakdown of the strategic benefits in our White Paper: Investing in Opportunity Zones for Tax Advantages and Growth: A Once-in-a-Lifetime Opportunity to Invest in High-Return Real Estate, Reduce Taxes, and Grow Wealth Tax-Free.

This White Paper is only available – here.

Here are a few more highlights of why Belpointe PREP could be the right move in the face of a volatile market:

●	Former AvalonBay® development and construction managers in-house – This means that our executives have “boots on the ground” experience and know how to maximize project efficiency and streamline costs with every phase of the investment and real estate development process. By having this expertise and specialization, we believe that Belpointe PREP (NYSE American: OZ) is better positioned to deliver greater returns on our project investments for investors.

●	Zero disposition fees, zero unitholder servicing fees, 0.75% annual management fee, 5% carried interest – Other QOFs will nickel-and-dime you until they have taken a significant cut of your returns. But with Belpointe PREP (NYSE American: OZ), you don’t have to settle for that treatment. You can keep more of your money in your account, which is exactly what you want.

●	Long track record of ground-up developments within Opportunity Zones – Many funds are set up to take advantage of market trends or opportunities simply because they offer a chance to make some money. The leadership behind Belpointe PREP (NYSE American: OZ) is focused on Opportunity Zones because that’s where they have been for years, even before the TCJA created the opportunity zone program.

Now, these are only a few advantages. There are plenty more, and you can get a detailed breakdown of the potential benefits of an investment in Belpointe PREP (NYSE American: OZ) by clicking HERE and getting your copy of our White Paper: Investing in Opportunity Zones for Tax Advantages and Growth A Once-in-a-Lifetime Opportunity to Invest in High-Return Real Estate, Reduce Taxes, and Grow Wealth tax-free.

As with all investments, it is important to do your own due diligence and review these materials with your legal, tax and investment professionals before making an investment decision.

To your success,

Cody H. Laidlaw

Editor-in-Chief

Belpointe OZ

255 Glenville Road

Greenwich, CT 06831

T: (203) 883-1944

E: IR@belpointeoz.com

Click Here BEFORE PAYING YOUR 2021 Taxes. INVESTING IN OPPORTUNITY ZONES FOR TAX ADVANTAGES AND GROWTH

Download

P.S. If you have already filed your 2021 tax return, please review this White Paper with your legal, tax and investment professionals about how you can still lower your capital gains obligation and possibly get a tax refund.

P.P.S. Plus, stay up to date with the latest developments in Opportunity Zone investing! The Opportunity Zone Confidential newsletter will be in your inbox every Thursday. Watch for it!

Questions? You can contact us at IR@belpointeoz.com or (203) 833 -1944.

* You only have until the earlier of 180 days after realizing capital gains from a prior investment, or the date you file your 2021 tax returns to lower your capital gains obligations for 2021.

Disclosure: Cody H. Laidlaw is the Chief Investor Relations Officer of Belpointe PREP, LLC. Cody is also an investment advisor representative with Seaside Advisory Services, Inc. (d/b/a Seaside Financial & Insurance Services), a SEC registered investment adviser offering advisory accounts and services, and holds a long position in Belpointe PREP, LLC’s Class A units.

Important Information and Qualifications

Belpointe PREP, LLC has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the offer and sale of up to $750,000,000 of Class A units representing limited liability interests in Belpointe PREP. You should read Belpointe PREP’s most recent prospectus and the other documents that it has filed with the SEC for more complete information about Belpointe PREP and the offering.

Investing in Belpointe PREP’s Class A units involves a high degree of risk, including a complete loss of investment. Prior to making an investment decision, you should carefully consider Belpointe PREP’s investment objectives and strategy, risk factors, fees and expenses and any tax consequences that may results from an investment in Belpointe PREP’s Class A units. To view Belpointe PREP’s most recent prospectus containing this and other important information visit sec.gov or belpointeoz.com. Alternatively, you may request Belpointe PREP send you the prospectus by calling (203) 883-1944 or emailing claidlaw@belpointe.com. Read the prospectus in its entirety before making an investment decision.

This communication may not be distributed in any jurisdiction where it is unlawful to do so. Nothing in this communication is or should be construed as an offer to sell or solicitation of an offer to buy Belpointe PREP’s Class A units in any jurisdiction where it is unlawful to do so.

Neither Belpointe PREP nor any of its affiliates provide investment or tax advice and do not represent in any manner that the outcomes described herein will result in any particular tax consequence. Prospective investors should consult their own investment and tax advisers concerning the U.S. federal, state and local income tax consequences, as well as any tax consequences under the laws of any other taxing jurisdiction, in relation to their personal tax circumstances, which may vary for prospective investors in different tax situations.

This communication may contain estimates, projections and other forward-looking statements, typically identified by words and phrases such as “anticipate,” “estimate,” “believe,” “continue,” “could,” “intend,” “may,” “plan,” “potential,” “predict,” “seek,” “should,” “will,” “would,” “expect,” “objective,” “projection,” “forecast,” “goal,” “guidance,” “outlook,” “effort,” “target” or the negative of such words and other comparable terminology. However, the absence of these words does not mean that a statement is not forward-looking. Any forward-looking statements expressing an expectation or belief as to future events is expressed in good faith and believed to be reasonable at the time such forward-looking statement is made. However, these statements are not guarantees of future events and involve risks, uncertainties and other factors beyond Belpointe PREP’s control. Therefore, we caution you against relying on any of these forward-looking statements. Actual outcomes and results may differ materially from what is expressed in any forward-looking statement. Except as required by applicable law, including federal securities laws, Belpointe PREP does not intend to update any of the forward-looking statements to conform them to actual results or revised expectations.

Schwab is a registered trademark of Charles Schwab & Co., Inc., Robinhood is a registered trademark of Robinhood Markets, Inc. and E*Trade is a registered trademark of E*TRADE Financial Holdings, LLC. AvalonBay is a registered trademark of AvalonBay Communities, Inc., which is not affiliated with Belpointe PREP, LLC.

© 2022 Belpointe PREP, LLC. All rights reserved.

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